Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007

1.1 Date

This Management’s Discussion and Analysis of financial condition and results of operations (“MD&A”) is dated November 28, 2008 and should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company’s Annual Report for the year ended December 31, 2007.

The following sets out management’s discussion and analysis of our financial position and results of operations for the nine months ended September, 2008 and 2007.

All financial information is reported in U.S. dollars unless otherwise noted.

1.2 Overview

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is commercializing a  biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis” which uses biomass or biomass waste feedstocks to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations often entailing downtime.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol and biodiesel), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s fast pyrolysis process converts raw biomass or biomass wastes into three fuel types:  Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with low emissions and virtually no waste by-products. The principal by-product, char, has commercial applications.

Plant Operations

The Company’s operating results for the first nine months of 2008 have fallen short of expectations for a number of reasons.  Most significantly, the Company experienced a small fire at the West Lorne plant in April of this year, resulting in a shut-down for repairs of over three months.  Also, the investigation of the fire lead to some recommended changes that were incorporated into the West Lorne plant and were also implemented in Guelph.  Operations at both plants continued to face commissioning and ramp up difficulties and constrained financial resources have forced the Company to keep Guelph on a temporary shut-down for the balance of this year.  Production at West Lorne continues and sales have totaled $158,310 for the first nine months of this year.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007

In addition, the difficult financial market combined with the significant fall in the price of petroleum products have made marketing and development of the Company’s products and plants much more challenging.  In response to these challenges, the Company is focused on achieving higher operating rates and stable production and is being very careful to control costs where possible.  We are continuing to advance a number of attractive projects and are working with our development partners to ensure that a realistic structure is in place to ensure that attractive projects do proceed.

Dynamotive has an existing power purchase agreement with the Ontario Power Authority for the output from the West Lorne 2.5 megawatt generator output at a rate of $110 per megawatt hour. There has been minimal operation of the turbine during 2008 to date.

Operations in Guelph have been temporarily shut down in recognition of the incident at West Lorne.  During the second and third quarters, due to the fire incident at West Lorne, additional fire preventive measures are being incorporated in Guelph based on what we have learned. The Company is currently focusing its efforts on the West Lorne operations and expects to re-start operations in Guelph in early 2009 or as funds become available.

Project Development

The Company continues with a significant number of project developments in multiple markets, though activity slowed during the quarter due to the required repairs in West Lorne as a result of the fire and the subsequent temporary shut down of Guelph.  Following the restart of operations (in West Lorne), the Company has received renewed expressions of interest for both its products and plant developments.

In Canada, there are six projects in the early stages of potential development which will progress subject to sourcing further capital

In the United States, the Company plans, subject to availability of financing, to invest US $24 million to build the first fully commercial industrial biofuel plant in the U.S. Negotiations on agreements are progressing. We expect that the facility will be located on a site in Willow Springs, Missouri, approximately 180 miles southwest of St. Louis. In Addition, negotiations are ongoing with officials of North Webster Parish, Louisiana, as well as other third parties, to ascertain the feasibility of locating one or more fast-pyrolysis plants in that vicinity.

Dynamotive USA has begun evaluating engineering contractors to provide construction management for the U.S. BioOil projects. Subject to agreements being completed, the Company expects to launch engineering phase of the first US project before the end of 2008. Also, a number of field trials for BioOil sales were completed during recent months.

We are also working with First Nations communities through our subsidiary First Resources Corporation which is currently in development activities on four projects in North America to establish BioOil plants on traditional aboriginal territory.

In Argentina, progress has been slower than expected due to both the fire in West Lorne and due to the political situation in Argentina.  The Company has executed contracts for the provision of biomass for two of its proposed plants in the Province of Corrientes, as has been previously announced. A total of 2.5 million tons has been secured over 10 years from the municipality of Virasoro. Dynamotive Latinoamericana SA has been offered a site for the project within the Municipality of Virasoro.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007

Negotiations in regard to the site are progressing.  The development plan envisages further potential within the Province of Corrientes.

Dynamotive and regional partners are also investigating other regional opportunities in Uruguay, Chile, Dominican Republic, Panama and Brazil.

In Asia, Dynamotive signed a cooperation agreement with Marketech International Corporation to jointly review the commercial feasibility and, if warranted, develop and construct the first two commercial BioOil plants in Taiwan.  The companies also entered into a memorandum to explore further cooperation to potentially develop BioOil projects in the Greater China area. Several projects are currently under review.

In China, Dynamotive has worked with the China National Development and Reform Commission on a BioOil feasibility study for two years. This is a major policy advisory and administrative division of the Chinese government which can assist in obtaining government subsidies for BioOil projects in China. With the study completed, NDRC is very supportive of BioOil production in China.

In Europe, the Company is working with Prius Developments and continues negotiations with several interested groups in Canton of Fribourg, Switzerland.  Discussions in relation to project opportunities in France and Bulgaria are also occurring. Beyond these opportunities, Dynamotive is currently in the process of evaluating project opportunities in the Ukraine, the Netherlands, the U.K., Spain and Portugal.

In Australia, ROC has scaled back operations while it focuses on confirming financing, while they continues to make limited progress on its flagship project.  The first plant site has been identified and preliminary work has been completed on permits and approvals. Negotiations are ongoing with several groups interested in output from the first plant. A joint venture has been formalized with a major recycling group for certain feed types and co-funding of plants. Further progress is subject to the availability of project and corporate finance.

All of the above opportunities are progressing and are being actively worked on.  However, additional development and access to project finance is expected to progress slowly until longer term operating results are available from the West Lorne and Guelph plants.

Research and Development

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

We continue our work in upgrading BioOil. We believe that beyond the direct substitution of heating oil # 2, there is a wider market in the potential refining of BioOil. Our research team is working on a number of paths that could prove commercially viable and, if successful, would expand the market for our technology and fuel exponentially. In addition to Dynamotive working in this area of research, there are strong efforts from energy companies and government sponsored research in the U.S. and in Europe.

The Company is also investigating a number of market opportunities for its pyrolytic char.  The company is participating in a number of studies and field tests on the use of Char as a soil enhancer.  Dynamotive considers the production of its BioChar to be a high value opportunity.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007

Corporate Information

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. In October 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and in June 2001, the shareholders approved a change of name to the Company’s current name.

As at September 30, 2008, the Company had six wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada in 2000; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A in 1990; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina in 2006; First Resources Corporation, incorporated under the laws of British Columbia, Canada in 2006; and Dynamotive Biomass Resource Corporation, incorporated under the laws of British Columbia, Canada in 2006. In addition, the Company maintains an 80% ownership interest in Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom in 1996 and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada in 2003.  Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

In this report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007

1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005
(US Dollars)	$	$	$
Results of operations:
Revenue	—	—	—
Loss from operations	(14,415,849)	(14,319,641)	(11,822,274)
Loss from continuing operations	(14,220,404)	(14,252,382)	(11,997,344)
Net loss	(14,220,404)	(14,252,382)	(11,997,344)
Net loss per share	(0.08)	(0.09)	(0.11)
Net loss from continuing operation per share	(0.08)	(0.09)	(0.11)

Financial position at year-end:
Total assets	58,935,644	38,193,699	16,962,573

Total liabilities	7,770,670	7,058,287	8,670,165

Non-controlling interest, Cdn GAAP	—	1,354,923	—

Shareholder’s equity	51,164,974	29,780,489	8,292,408

Deficit	(87,320,183)	(73,099,779)	(58,847,397)

Common shares issued	207,749,673	171,765,776	123,211,875

1.4 Results of Operations

In the nine month period ended September 30, 2008, the Company had a similar level of operating activity as in 2007, but with the focus on commissioning of the Guelph plant and the re-start of the West Lorne plant in early to mid-2008, as well as expanding project development activities. There were a number of new project initiatives internationally and the Company has been evolving to better support these activities along with the sales and operating activities at the plants. Staffing levels remained broadly the same, but with increased emphasis on Ontario, United States and Argentinean operations.

Revenue

Revenue for the third quarter of 2008 and 2007 were $nil. Revenue for the first nine months of 2008 was $500,000 compared to $nil for the same period in 2007. The increased revenue for 2008 was due to the Company recognizing the Rika Ltd. master license fee of $500,000 at the end of the two year agreement term.

Interest and other income were $nil in the third quarter of 2008 compared to $8,301 in the same quarter in 2007. Interest and other income decreased to $5,668 in the first nine months of 2008 from $123,651 in

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007 the same period in 2007. The decrease in 2008 was due mainly to lower cash balances and therefore decreased interest income from investments in short-term money market deposits.

Expenses

During the third quarter ended September 30, 2008, the Company recorded a net loss of $2,769,440, while the net loss for the same quarter in 2007 amounted to $3,179,667. During the first nine months of 2008, the Company recorded a net loss of $7,111,023, while the net loss for the same period in 2007 amounted to $9,920,999. The decrease in operating loss was primarily attributable to (i) a decrease in marketing and business development related expenses; (ii) a decrease in research and development expenses; (iii) a decrease in general and administrative expenses; (iv) an increase in license revenue of $500,000; and partially offset by (v) an increase in interest expense; and (vi) a loss on return of equipment deposit. The Company recorded a gain on reduction in bonus and vacation accrual of $1,137,983 during the quarter ended March 31, 2008. On May 29, 2008 the Company’s Compensation Committee agreed with the motion of certain Company executives to make this reduction in the accrual.  These amounts were previously accrued as at December 31, 2007 and included in results to that time.

The basic and diluted loss per common share for the third quarter was $0.01 per share compared to $0.02 for the same quarter in 2007. The basic and diluted loss per common share the first nine months of 2008 decreased to $0.03 compared to $0.05 for the same period in 2007. The basic and diluted loss per share for the current periods was lower because of the decrease in operating loss and the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares increased to 213,509,053 shares for the third quarter ended September 30, 2008 from 189,679,200 for the same quarter in 2007. The weighted average number of Common Shares increased to 210,987,668 shares for the first nine month period ended September 30, 2008 from 184,264,305 for the same period in 2007.

Marketing and business development expenses for the third quarter of 2008 decreased to $77,453 from $360,898 for the same quarter in 2007. Marketing and business development expenses for the first nine months of 2008 decreased to $587,248 from $1,055,650 for the same period in 2007. These decreases were due to decreases in business development activities and participation in a major environmental conference during the 2008 period.

For the third quarters of 2008 and 2007 the Company had expended on a quarterly basis $566,481 and $232,914 respectively, on research and development. In the third quarter 2008, the Company also offset product sales of $82,799 (2007 - $nil) against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels. For the first nine months in 2008 and 2007 the Company had expended $1,190,136 and $1,756,237 respectively, on research and development. These amounts were net of $158,310 (2007 - $13,157) of product sales. These decreases in research and development expenses were due to reduced activity in engineering development of the commercial scale plant and other product development activities.

General and administrative expenses in the third quarter of 2008 decreased to $1,863,275 from $2,550,162 for the same quarter in 2007. General and administrative expenses in the first nine months of 2008 decreased to $6,525,717 from $7,220,857 for the same period in 2007. The decrease in 2008 was a combination of decreased activity in the general and administrative area and management of the Company’s development activities related to its 200 tpd plant in Guelph, Ontario, a  decrease in non-cash

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007 compensation expenses, and a reduction in bonus accrual during the six months ended June 30, 2008, partially offset by increased activities in the Company’s U.S. and Argentina offices.

Amortization and depreciation expenses increased slightly to $36,527 in the third quarter of 2008 from $34,930 in the same quarter in 2007. Depreciation and amortization expenses increased to $111,948 in the first nine months of 2008 from $99,509 in the same period in 2007.

Interest expenses increased in the third quarter of 2008 to $60,699 from $10,763 in the same quarter in 2007. Interest expenses increased in the first nine months of 2008 to $126,940 from $13,422 in the same period in 2007. The interest expenses incurred in 2008 were due mainly to the accretion of the asset retirement obligation liability, expenses incurred on the long-term debt and the short-term debt with company’s directors, officers and shareholders.

Currency exchange loss in the third quarter amounted to $116,714 compared to the gain $367,208 in the same quarter in 2007. Currency exchange loss in the first nine months of 2008 amounted to $229,932 compared to the gain $329,526 in the same period in 2007. These non-cash changes were due to the exchange rate fluctuations of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

Going forward, the Company expects to have increased sales and project development activities, both in North America and overseas.  With the West Lorne increasing production and Guelph expected to restart in early 2009, product sales should increase through the remainder of 2008 and beyond.  Also, successful operation of the plants should lead to additional project development activity.

The Company’s main commitments going forward are the residual capital expenditures for commissioning and ramp up of the Guelph and West Lorne plants and the cost to complete the steam system at the Erie Flooring plant in West Lorne.  These amounts total approximately $0.8 million.

1.5 Summary of Quarterly Results (Unaudited)

The Company’s operations continued at a relatively steady rate over the past eight quarters, as there were no major changes in staff levels and activities throughout the period were focused on construction and commissioning of the plants in West Lorne and in Guelph, plus ongoing business development and research activities.  However, in the first quarter of 2008, the recognition of $500,000 of revenue and the realization of a $1.1 million gain on reduction in bonus and vacation accrual resulted in a lower loss for the three month period ended March 31, 2008. Also, beginning in 2008, lower research and development expenditures as the plants in Ontario progressed through commissioning also contributed towards a lower operating loss.

With the small fire in West Lorne in April 2008, operations were suspended in both West Lorne (for repair and to install preventative changes) and in Guelph (to install the same preventative changes).  Operations re-started in West Lorne in July and will re-start in Guelph shortly, when funding is available.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007

The following table provides summary financial data for the last eight quarters:

	Three months ended
	Sep 30 2008	Jun 30 2008	Mar 31 2008	Dec 31 2007
(US Dollars)	$	$	$	$
Revenue	—	—	500,000	—

Net loss from continuing operations	(2,769,440)	(2,908,763)	(1,432,819)	(4,299,404)
Net loss per share	(0.01)	(0.01)	(0.01)	(0.02)

Net loss	(2,769,440)	(2,908,763)	(1,432,819)	(4,299,404)
Net loss per share	(0.01)	(0.01)	(0.01)	(0.02)

Weighted average common shares outstanding in the period	213,509,053	209,570,784	208,008,571	205,329,005

	Sep 30 2007	Jun 30 2007	Mar 31 2007	Dec 31 2006
	$	$	$	$
Revenue	—	—	—	—

Net loss from continuing operations	(3,179,667)	(3,502,236)	(3,239,097)	(4,111,675)
Net loss per share	(0.02)	(0.02)	(0.02)	(0.02)

Net loss	(3,179,667)	(3,502,236)	(3,239,097)	(4,111,675)
Net loss per share	(0.02)	(0.02)	(0.02)	(0.02)

Weighted average common shares outstanding in the period	189,679,200	185,378,751	177,602,251	168,463,261

1.6 Liquidity

During the third quarter ended September 30, 2008, the Company generated cash from financing activities of $1,511,515 and used cash in operating activities and investing activities of $1,459,211 and $4,616, respectively. During the first nine months ended September 30, 2008, the Company generated cash from financing activities of $4,335,928, and used cash in operating activities and investing activities of $2,491,039 and $3,550,678, respectively.

The Principal sources of liquidity during third quarter ended September 30, 2008 were (i) $511,651 increase in short term loans with the Company’s directors, officers and shareholders; (ii) $100,000 in deposits for Common Shares to be issued in 2008 pursuant to the Company’s recent private placement; (iii) $908,839 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and exercise of warrants for cash; and offset by (iv) $8,975 in repayment of loan. Principal sources of liquidity during the first nine months ended September 30,

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007

2008 were (i) $1,725,514 increase in short term loans with the Company’s directors, officers and shareholders; (ii) $2,537,339 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (iii) $100,000 in deposits for Common Shares to be issued in 2008 pursuant to the Company’s recent private placement; and offset by (iv) $26,925 in repayment of loan.

The Principal sources of liquidity during the third quarter ended September 30, 2007 were (i) $2,044,942 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash; (ii) $866,281 in deposits for Common Shares to be issued in the remainder of 2007 pursuant to private placement offerings commenced in the third quarter 2007; and offset by (iii) $8,975 decrease in long term loan.  Principal sources of liquidity during the nine months ended September 30, 2007 were (i) $11,140,413 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash; (ii) $500,000 increase in joint-venture deposit received; (iii) $344,042 increase in long term loan; (iv) $407,430 decrease in government grants receivable, and (v) $868,786 in deposits for Common Shares to be issued in the remainder of 2007 pursuant to private placement offerings commenced in the third quarter 2007.

Overall change in cash position during the third quarter of 2008 was an increase in cash of $23,851 as compared to a decrease of $1,489,097 during the same quarter in 2007. Overall change in cash position during the first nine months of 2008 was a decrease in cash of $1,760,952 as compared to a decrease in cash of $9,336,070 during the same period in 2007. Overall cash flows decreased during the first nine months of 2008 due to significantly decreased financing activities, operating activities and investing activities.

The net amount of cash used in operating activities in the third quarter of 2008 decreased to $1,459,211 from cash used of $2,319,652 in the same quarter of 2007. Cash used in operating activities consisted primarily of a net loss from operations for the third quarter 2008 of $2,769,440, less non-cash expenses of (i) equity compensation expenses of $373,191, (ii) amortization of $36,527, (iii) accretion interest on ARO liability of $8,835, (iv) a net change in non-cash working capital balances related to operations of $643,872, (v) a loss from return of equipment deposit of $131,090, and (vi)  translation loss of $116,714.    Cash used in operating activities in the third quarter 2007 consisted of a net loss from operations of $3,179,667, translation gain and net change in non-cash working capital balances related to operations for $367,208 and 256,610, respectively,   that were offset by (i) non-cash equity compensation expenses of $1,084,116, (ii) depreciation and amortization of non-cash items in the sum of $34,930, (iii) loss on settlement of accounts payable of $107,949, (iv) loss on sale of interest in subsidiary of $229,614, and (v) non-controlling interest of $27,224.

The net amount of cash used in operating activities in the first nine months of 2008 decreased to $2,491,039 from cash used of $5,279,074 in the first nine months of 2007. Cash used in operating activities consisted primarily of a net loss from operations for the first nine months of 2008 of $7,111,023, and the recognition of (non-cash) deferred revenue of $500,000, less non-cash expenses of (i) equity compensation expenses of $1,657,660, (ii) amortization of $111,948, (iii) accretion interest on ARO liability of $27,110, (iv) a net change in non-cash working capital balances related to operations of $2,962,244, (v) a loss from return of equipment deposit of $131,090, and (vi)  translation loss of $229,932. Cash used in operating activities in the same period of 2007 consisted of a net loss from operations for the first nine months of 2007 of $9,920,999, non-controlling interest of $96,627, and translation loss of $329,526, less non-cash expenses of (i) equity compensation expenses of $2,630,661,

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007

(ii) amortization of $99,509, (iii) a net change in non-cash working capital balances related to operations of $2,000,345, (iv) loss on settlement of accounts payable of $107,949, and (v) loss on sale of interest in subsidiary of $229,614.

Financing activities during the third quarter 2008 generated a net increase in cash of $1,511,515, primarily from the short-term debt with the Company’s directors, officers and shareholders of $511,651 and  the Company’s private placements of Common Shares. Financing activities during the third quarter 2007 generated a net increase in cash of $2,902,248, primarily from the Company’s private placements of Common Shares.

Financing activities during the first nine months of 2008 generated a net increase in cash of $4,335,928, primarily from the short-term debt with the Company’s directors, officers and shareholders of $1,725,514 and  the Company’s private placements of Common Shares.  Financing activities during the first nine months of 2007 generated a net increase in cash of $13,260,671, primarily from the Company’s private placements of Common Shares.

Investing activities in the third quarter 2008 resulted in a decrease of cash, in the amount of $4,616. This amount comprised of the acquisition of capital assets (Guelph and West Lorne plants) of $524,616 offset by repayment of the Company’s $520,000 loan to Worldwide Biomass Limited.  Investing activities in the same quarter of  2007 resulted in use of cash, in the amount of $2,368,008 . This amount was incurred in the acquisition of capital assets (Guelph and West Lorne plants).

Investing activities in the first nine months of 2008 resulted in use of cash, in the amount of $3,550,678. This amount was incurred in the acquisition of capital assets (Guelph and West Lorne plants) of $3,897,344 and a decrease of long-term loan receivable of $346,666.  Investing activities in the first nine months of 2007 resulted in use of cash, in the amount of $17,745,920. This amount was incurred in the acquisition of capital assets (Guelph and West Lorne plants) and an increase in long term deferred assets.

1.7 Capital Resources

As at September 30, 2008, the Company had working capital deficiency of $9,115,332, has an accumulated deficit of $94,431,206 and has incurred a net loss of $7,111,023 for the nine months period ended September 30, 2008.

In the quarter ended March 31, 2008, the Company recorded $500,000 license revenue. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing will be applied to finance the Company’s ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2008, the Company has a receivable from the Government of Canada’s ITO program both for expenditures made in 2005 and technical and project related expenditures in 2006.  The Company’s agreement with Technology Partnerships Canada pertains

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007 to maximum funding of US$7.8 million (C$8.235 million), of which $7.0 million (C$ 7.4 million) has been received as of September 30, 2008 and $0.8 million is included in government grants receivable.

During the first quarter of 2008, the Company raised subscription funds of $1.0 million relating to the private placement commenced during the first quarter of 2008 at subscription price $0.65 per share. 1.48 million shares and 56,430 Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2008, the Company raised subscription funds of $0.7 million relating to the private placement commenced during the second quarter of 2008 at subscription price at $0.35 per share. 1.95 million shares and 0.97 million Common Share Purchase Warrants were issued as a result of this funding.

During the third quarter of 2008, the Company raised subscription funds of $0.8 million relating to the private placement commenced during the second quarter of 2008 at subscription price at $0.35 per share. 2.3 million shares and 1.16 million Common Share Purchase Warrants were issued as a result of this funding.

On October 31, 2008, the Company entered into a secured convertible debenture facility with a director of the Company for a total of up to $1.6 million (Cdn$2 million) and to date a total of $1,136,375 (Cdn$1,382,400) has been advanced to the Company. Of these funds, Cdn$869,000 plus interest of approximately Cdn$24,000 was outstanding at September 30, 2008 (see note 8) and Cdn$513,400 has been advanced subsequent to September 30, 2008. This debenture has an interest rate of 8% and is due within 10 days of demand, made anytime from the date of the Company’s completion of current funding and/or receipt of certain government funds, whichever comes first, which are expected to occur in late 2008. The holder of the debenture has an option, at any time before repayment, to convert the principal and interest amount of the debenture or any portion thereof into Common Shares of the Company at the conversion price. The conversion price was established at a 15% discount to the market price (defined as the weighted average closing price of the Common Shares during the 5 day period prior to advancement of funds – the “Market Price”). In addition to the Common Shares issuable on conversion, the Company will also issue one-half of a three-year share purchase warrant per Common Share issued, exercisable at any time prior to the of expiry of the warrants at a price which is 125% of the Market Price.

With the current cash on hand, anticipated cash flow from product sales and the potential to secure equity and debt financing, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company expects to require additional funding for the commercial expansion of its technologies through the year 2008 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

The Company’s 2008 financing plan is structured to enable completion, commissioning and ramp-up of West Lorne and the Company’s first 200 tonne per day (“tpd”) BioOil manufacturing facility in Guelph. The Guelph plant is to be owned 100% by the Company and leased to Evolution Biofuels Inc., a

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007 company owned 20% by the Dynamotive. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In connection with the Company’s West Lorne project upgrade and construction related to the 200 tpd plant, the Company has outstanding construction commitments of approximately [$0.8 million] at September 30, 2008.

The Company’s funding plan for 2008 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the 200 tpd project(s) which are expected to be developed. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties.

The Company had the following transactions with related parties during the three month period ended September 30, 2008:

1)

Paid or accrued management compensation of $219,209 (2007 - $468,651) to directors and officers of the Company;

2)

Paid or accrued consulting fees of $39,653 (2007 - $51,260) to a director of the Company. These fees arise from contractual arrangements based on a fixed monthly fee and stock based compensation. These expenses have been included in research and development expense in Statement of Loss.

3)

Paid or accrued director fees of $849 (2007 - $904) to directors of the Company.

The Company had the following transactions with related parties during the nine month period ended September 30, 2008:

4)

Paid or accrued management compensation of $721,994 (2007 - $1,182,665) to directors and officers of the Company;

5)

Paid or accrued consulting fees of $111,212 (2007 - $170,888) to a director of the Company. These fees arise from contractual arrangements based on a fixed monthly fee and stock based compensation. These expenses have been included in research and development expense in Statement of Loss.

6)

Paid or accrued director fees of $71,157 (2007 - $68,800) to directors of the Company.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007

As at June 30, 2008, accounts receivable includes $nil (2007 - $41,191) receivable from directors and officers of the Company. As of the same date, accounts payable and accrued liabilities includes $1,831,776 (2007 - $2,368,199) due to directors and officers of the Company all of which is for services rendered. The amounts due from/to related parties are non-interest bearing, unsecured and due on demand.

During the quarter, the Company entered into loan agreements with directors and officers for $1,110,702 (2007 - $nil). The loans are due on demand and bear interest at 8% per annum (on the outstanding loan of $347,422) and at 23% per annum, the borrowing cost of the lender, (on the outstanding loan of $763,280). On October 31, 2008 a portion of the short term debt was transferred into a convertible debenture. (see September 30, 2008 interim consolidated financial statements note 15).

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transaction

Not applicable.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

Recent Accounting Developments

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS would be required for Canadian publicly accountable enterprises for years beginning on or after January 1, 2011. The conversion to IFRS will affect interim and annual financial statements relating to the Company for the year commencing January 1, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

New Accounting Policies

Effective January 1, 2008, the Company adopted the following new CICA guidelines:

•

Revised Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007

•

Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

•

Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Not applicable.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) Capitalized or expensed exploration and development costs;

 Not applicable.

(b) expensed research and development costs;

Research and Development Expenses
Breakdown by major category:
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
Material	31,418	105,248	97,673	337,955
Salary and benefits	157,138	87,376	420,579	248,356
Engineering and consulting fees	109,683	31,656	229,819	1,081,129
Miscellaneous costs	268,242	8,634	442,065	88,797
	566,481	232,914	1,190,136	1,756,237
Less: Product and services sales	(82,799)	—	(158,310)	(13,157)
	483,682	232,914	1,031,826	1,743,080

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007

(c) deferred development costs;

Not applicable.

 (d) general and administration expenses;

Breakdown by major category:
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
Office supplies, telephone, and insurance	153,362	134,398	542,779	418,377
Professional fees	280,132	545,922	1,019,175	1,336,715
Rent	127,694	127,400	373,720	322,185
General and admin. salaries and benefits	1,302,087	1,742,442	4,590,043	5,143,580
	1,863,275	2,550,162	6,525,717	7,220,857

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3 Disclosure of Outstanding Share Data

As at November 28, 2008, the Company’s outstanding share data was as follows:

Common shares outstanding:	214,616,001
Stock options:	26,390,218
Share purchase warrants:	10,307,440

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).  Certain statements in this report may constitute “forward-looking” statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management’s current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects, intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are encouraged to review the section in Management’s Discussion and Analysis in the 2007 Annual Report on Form 20-F entitled “Risk Factors” for a more complete discussion of factors that could affect Dynamotive’s future performance.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007

1.16 Corporate Governance

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as December 31, 2007, at the reasonable assurance level, because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

Notwithstanding the existence of the material weaknesses described below, management has concluded that the consolidated financial statements in this Form 20-F fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Internal controls over financial reporting, no matter how well designed, have inherent limitations.  Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007 misstatements.  Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2007.

A material weakness, as defined by the Securities and Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatements of the annual or interim consolidated financial statements will not be prevented or detected.  In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, management determined that there were control deficiencies that constituted material weaknesses, as described below.

The Company does not have sufficient personnel with experience in the application of US GAAP.  Specifically, the Company's entity level controls initially failed to identify the impact of new accounting pronouncements on the disclosures in the US GAAP reconciliation note. These errors were corrected by management prior to the issuance of the Company’s December 31, 2007 consolidated financial statements.

Management performs an oversight function with regard to meeting the Company’s tax obligations.  This includes preparation of tax returns, monitoring of new tax requirements for changes in the Company’s operations and preparation of tax disclosures for income tax, commodity taxes and other tax-related matters. Staff involved in the Company’s tax function have some knowledge and experience with tax requirements but are not experts in all the tax regulations to which the company is subject.  External tax experts are engaged by the Company to deal with tax matters, but there is a reasonable possibility that a material misstatement could occur in the Company’s tax note or regulatory obligations with regard to tax could arise due to management’s limited expertise with regard to tax requirements.

The Company did not maintain effective control in preparing financial statement disclosures in income taxes. Specifically, management initially failed to apply the correct future enacted tax rate to its future income tax assets in accordance with CICA HB 3465, “Income Taxes.” This error was corrected by management prior to the issuance of the Company’s December 31, 2007 consolidated financial statements.

Based on our assessment and because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by BDO Dunwoody, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

Remediation to Address Material Weakness

The Company will enhance its staff training and improve controls with regard to US GAAP and taxation matters.  The Company will expand the use of outside consultants with expertise in the application of US

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007

GAAP and requisite knowledge of tax regulations in the jurisdictions in which the Company operates.  Management will also implement an improved consultation process with external auditors in the above areas.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2007, there were changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting, as follows:

The Company has enhanced its internal control over financial reporting, including improving the dissemination of corporate governance policies to employees, performing more formal variance analysis of financial statement line items and strengthening the documentation with regard to company credit card transactions.